                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                        BROADWAY FINANCIAL CORPORATION
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    111444105
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                                 (CUSIP Number)


                               DAVID M. W. HARVEY
                            EVEREST MANAGERS, L.L.C.
                              POST OFFICE BOX 3178
                           GARDNERVILLE, NEVADA 89410
                                  (775)265-3016
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                MAY 25, 2001
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


                  If the filing person has previously filed a statement on
                  Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of secs.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP No 111444105
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   1) Names of Reporting Persons

      I.R.S. Identification Nos. of Above Persons (entities only)

         Everest Managers, L.L.C.
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   2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)  [ ]
   (b)  [ ]
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   3) SEC Use Only

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   4) Source of Funds (See Instructions)
      Not applicable

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     5) Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e) [  ]

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     6) Citizenship or Place of Organization

               NEVADA

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Number of           (7)   Sole Voting Power                        0
Shares            --------------------------------------------------------------
Beneficially        (8)   Shared Voting Power                86,031
Owned by          --------------------------------------------------------------
Each Reporting-     (9)   Sole Dispositive Power                   0
Person            --------------------------------------------------------------
With                (10)  Shared Dispositive Power           86,031
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   11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                86,031

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   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                              [  ]
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   13)  Percent of Class Represented by Amount in Row (11)

                  9.5%

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   14)  Type of Reporting Person (See Instructions)

                  00

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

--------------------------------------------------------------------------------
     CUSIP No. 111444105
--------------------------------------------------------------------------------

   1) Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

             Everest Strategic Partners I Limited Partnership

--------------------------------------------------------------------------------

   2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)  [ ]
   (b)  [ ]
--------------------------------------------------------------------------------

   3) SEC Use Only

--------------------------------------------------------------------------------

     4) Source of Funds (See Instructions)

        WC

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

     6) Citizenship or Place of Organization

                  NEVADA

--------------------------------------------------------------------------------

Number of           (7)  Sole Voting Power                        0
Shares            --------------------------------------------------------------
Beneficially        (8)  Shared Voting Power                86,031
Owned by          --------------------------------------------------------------
Each Reporting-     (9)  Sole Dispositive Power                   0
Person            --------------------------------------------------------------
With                (10) Shared Dispositive Power           86,031
--------------------------------------------------------------------------------

   11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                86,031

--------------------------------------------------------------------------------

   12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                               [  ]
--------------------------------------------------------------------------------

   13)  Percent of Class Represented by Amount in Row 9

                  9.5%

--------------------------------------------------------------------------------

   14)  Type of Reporting Person (See Instructions)

                  PN
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

--------------------------------------------------------------------------------
     CUSIP No. 111444105
--------------------------------------------------------------------------------

   1) Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

             David M. W. Harvey
--------------------------------------------------------------------------------

   2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)  [ ]
   (b)  [ ]
--------------------------------------------------------------------------------

   3) SEC Use Only

--------------------------------------------------------------------------------

     4) Source of Funds (See Instructions)
        Not applicable

--------------------------------------------------------------------------------


     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------


     6) Citizenship or Place of Organization

                  U.S.A.

--------------------------------------------------------------------------------

Number of           (7)  Sole Voting Power                        0
Shares            --------------------------------------------------------------
Beneficially        (8)  Shared Voting Power                 86,031
Owned by          --------------------------------------------------------------
Each Reporting-     (9)  Sole Dispositive Power                   0
Person            --------------------------------------------------------------
With                (10) Shared Dispositive Power            86,031
--------------------------------------------------------------------------------

   11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                86,031

--------------------------------------------------------------------------------

   12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                               [  ]
--------------------------------------------------------------------------------

   13)  Percent of Class Represented by Amount in Row 9
                  9.5%

--------------------------------------------------------------------------------

   14)  Type of Reporting Person (See Instructions)
                  IN

--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

         The class of equity securities to which this Statement relates is the Common Stock, $0.01 par value, ("Stock") of Broadway Financial Corporation, a Delaware corporation (the "Issuer"). The Issuer's Stock is traded over the counter and are listed under the symbol "BYFC." The principal executive offices of the Issuer are located at 4800 Wilshire Boulevard, Los Angeles, California, 90010.

Item 2: Identity & Background

          (a) Name of Person Filing:

              This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Everest Managers, L.L.C. (the "General Partner"), (ii) Everest Strategic Partners I Limited Partnership (d.b.a. Everest Strategic Partners I, L.P.)(the "Partnership," and (iii) David M. W. Harvey, the principal member of the General Partner ((i), (ii), and (iii) being collectively, the "Filing Persons"). The Stock which is the subject of this Schedule 13D is held by the Partnership. The other Filing Persons are joining in this Schedule 13D because they exercise voting and investment power over the Stock held the Partnership. The Filing Persons have entered into a Joint Filing Agreement, dated as of May 25, 2001, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons expressly disclaim that they have agreed to act as a group.

          (b) Residence or Business Address:

                  The residence or business address of each of the Filing Persons is:

                  Post Office Box 3178
                  Gardnerville, Nevada 89410


          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

              The Partnership is a Nevada limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. The General Partner, a Nevada limited liability company, is the general partner of the Partnership. The General Partner is charged with management of the day-to-day affairs of the Partnership. The principal member of the General Partner is David M. W. Harvey. Each of the Filing Persons conduct their business from Post Office Box 3178, Gardnerville, Nevada, 89410.

          (d) and (e)

              During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

          (f) Citizenship:

              Each of the Partnership and the General Partner are organized under the laws of the state of Nevada. David M. W. Harvey is a citizen of the U.S.A.


Item 3: Source and Amount of Funds or Other Consideration

        The aggregate purchase price of the Stock covered by this statement is $819,467. The Partnership's Stock purchases were in an account carried at Banc of America Securities, LLC. No borrowed funds were used to purchase the Stock.

Item 4: Purpose of Transaction

        (a) The Stock that is the subject of this Schedule 13D was acquired by the Partnership for the purpose of investment. Subject to certain conditions including regulatory approval, the Partnership has agreed to purchase an additional 106,425 shares of Stock at a purchase price of $10.00 on or before July 30, 2001 pursuant to the terms of a Letter Agreement, dated as of May 29, 2001, between Disa Liquidating Co. and the Partnership (the "Agreement"). A copy of the Agreement is attached hereto as Exhibit C. In the event the Partnership purchases Stock under the terms of the Agreement, the Partnership anticipates using working capital for the purchase thereof. The General Partner expects to seek regulatory approval to purchase the additional Stock under the terms of the Agreement.

        (b)     None

        (c)     None

        (d) The General Partner anticipates that should a vacancy occur on the Board of Directors of the Issuer, a representative of the General Partner may be nominated to fill such vacancy.

        (e)     - (i)
                None

        (j) At present, and except as disclosed herein, the Filing Persons have no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (i), inclusive, of Item 4 of this Schedule 13D. The Filing Persons intend to continue to explore the options available to them. The Filing Persons may, at any time or from time to time, review or reconsider their position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of this Schedule 13D.

Item 5: Interest in Securities of the Issuer

        (a) Based on Form 10-QSB for the Quarterly period ending March 31, 2001 the Issuer had 901,333 shares of Stock issued and outstanding. Accordingly, the 86,031 shares of Stock owned by the Partnership represent approximately 9.5 percent (9.5%) of the Issuer's issued and outstanding Stock as of March 31, 2001.

        (b) The General Partner has the power to vote or direct the voting of the Stock as of any record date subsequent to the Partnership's purchases identified in Exhibit B, and the power to dispose or to direct the disposition of the Stock. Because Mr. Harvey is the controlling person of the General Partner, he may be deemed to have the indirect power to vote or direct the vote and to dispose or direct the disposition of the Stock that is the subject of this Schedule 13D. Each of Mr. Harvey and the General Partner disclaims beneficial ownership of shares of Stock of the Issuer.

        (c) Purchases in the last 60 days. See Exhibit B attached. The transactions identified in Exhibit B were effected through one or more brokers in the over-the-counter market.

        (d) No person other than the Partnership and the General Partner has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Stock that is the subject of this Schedule 13D.

        (e)     Not applicable.


Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        Except as set forth herein, neither the Partnership, the General Partner, or Mr. Harvey has any contract, arrangement, understanding, or relationship (legal or otherwise) between or among themselves and any person with respect to securities of the Issuer, including but not limited to transfer or voting of any of the shares of Stock that are the subject of this Schedule 13D, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. The shares of Stock that are the subject of this Schedule 13D were not acquired on margin.

Item 7: Material to be Filed as Exhibits

        Exhibit A - Joint Filing Agreement
        Exhibit B - Schedule of Purchases
        Exhibit C - Letter Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                      EVEREST MANAGERS, L.L.C.
                                      By:   /s/ David M. W. Harvey
Dated: May 25, 2001                   ----------------------------------
                                      Name: David M. W. Harvey
                                      Title: Managing Member


                                      EVEREST STRATEGIC PARTNERS I LIMITED
                                      PARTNERSHIP(d.b.a. EVEREST STRATEGIC
                                      PARTNERS I, L.P.)
                                      By its General Partner
                                      EVEREST MANAGERS, L.L.C.
                                      By:   /s/ David M. W. Harvey
Dated: May 25, 2001                   ----------------------------------
                                      Name: David M. W. Harvey
                                      Title: Managing Member


                                      By:   /s/ David M. W. Harvey
Dated: May 25, 2001                   ----------------------------------
                                      Name: David M. W. Harvey

                                                                       Exhibit A
                                                                       ---------

                     AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13D

                             ---------------------

The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

                                           EVEREST MANAGERS, L.L.C.
                                           By:   /s/ David M. W. Harvey
Dated: May 25, 2001                        ----------------------------------
                                           Name: David M. W. Harvey
                                           Title: Managing Member


                                           EVEREST STRATEGIC PARTNERS I LIMITED
                                           PARTNERSHIP(d.b.a. EVEREST STRATEGIC
                                           PARTNERS I, L.P.)
                                           By its General Partner
                                           EVEREST MANAGERS, L.L.C.
                                           By:   /s/ David M. W. Harvey
Dated: May 25, 2001                        ----------------------------------
                                           Name: David M. W. Harvey
                                           Title: Managing Member


                                           By:   /s/ David M. W. Harvey
Dated: May 25, 2001                        ----------------------------------
                                           Name: David M. W. Harvey

                                                                  Exhibit B
                                                                  ---------

                              SCHEDULE OF PURCHASES

                              ---------------------



Everest Strategic Partners I Limited Partnership acquisitions of and holdings in Broadway Financial Corporation (BYFC).

       Date                Shares (#)          Cost ($)             Price/Share
       ----                ----------          --------             -----------

       May 17, 2001           25,000            223,515                  8.941
       May 25, 2001           61,031            595,982                  9.765
                          ----------         ----------               --------
                              86,031            819,467                  9.333

                                                                       Exhibit C
                                                                       ---------

                                LETTER AGREEMENT

                              ---------------------




                              DISA LIQUIDATING, CO.





                                        June 1, 2001





Everest Managers, L.L.C.
Post Office Box 3178
Gardnerville, Nevada 89410




Dear Sirs:


DISA Liquidating, Co. ("DISA") and Everest Strategic Partners I, L.P. ("Everest") do hereby enter into agreement whereby DISA grants to Everest an option to purchase, subject to the effective rebuttal of control under Part 574 of the Regulations of the Office of Thrift Supervision on terms satisfactory to Everest, 106,425 shares of the Common Stock (the "Stock") of Broadway Financial Corporation ("Broadway") at a purchase price of $10.00 per share (Exercise Price") at any time commencing on the date hereof and expiring on July 30, 2001 ("Expiration Date"); provided, however, in the event BYFC shall have publicly announced any corporate event (e.g. merger or acquisition) prior to the earlier of the Expiration Date or the exercise date and the closing market price of the stock exceeds $10.00 after the announcement thereof, then the two parties will renegotiate the Exercise Price. Otherwise, in the absence of any material, adverse corporate event, Everest will complete the transaction by exercising its option on or before the Expiration Date.

                                             DISA LIQUIDATING, LTD.



                                             -----------------------





Accepted and agreed.


EVEREST STRATEGIC PARTNERS I, L.P.


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